

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 3, 2023

B. Sonny Ball
Chief Executive Officer and President
Sintx Technologies, Inc.
1885 West 2100 South
Salt Lake City, UT, 84119

> **Re: Sintx Technologies, Inc.**
> **Registration Statement on Form S-1**
> **Filed January 31, 2023**
> **File No. 333-269475**

Dear B. Sonny Ball:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jessica Ansart at 202-551-4511 with any questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and Services

cc: David Marx